

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______ to _______

Commission file number 1-5325

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Huffy Service Solutions, Inc. Savings Plan
225 Byers Road
Miamisburg, Ohio 45342

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Huffy Corporation
225 Byers Road
Miamisburg, Ohio 45342





SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Huffy Service Solutions, Inc. Savings Plan
(Name of Plan)

DATE July 14, 2005



Steven D. Lipton
Huffy Service Solutions, Inc. Savings Plan
Retirement Committee Member

** Pursuant to the General Instructions of Form 11-K, the Financial Statements and Schedules are being provided in a paper filing under cover of Form SE.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-44571) pertaining to Huffy Service Solutions, Inc. Savings Plan of our report dated July 7, 2005 with respect to the financial statements and schedules of Huffy Service Solutions Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Clark, Schaefer, Hackett & Co.

July 7, 2005
Dayton, Ohio

HUFFY SERVICE SOLUTIONS, INC. SAVINGS PLAN

Financial Statements and Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm)

HUFFY SERVICE SOLUTIONS, INC. SAVINGS PLAN

Table of Contents

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Report of Independent Registered Public Accounting Firm

Corporate Benefits Advisory Committee
Huffy Service Solutions, Inc. Savings Plan
Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of the Huffy Service Solutions, Inc. Savings Plan ("the Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Huffy Service Solutions, Inc. Savings Plan as of December 31, 2004 and December 31, 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Schaefer, Hackett & Co.

Dayton, Ohio
July 7, 2005

HUFFY SERVICE SOLUTIONS, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:		
Investments, at fair value:		
Mutual funds	$ 2,558,622	6,841,747
Securities of participating employer	—	492,880
Participant loans	106,815	449,674
Total investments	2,665,437	7,784,301
Receivables:		
Employer's contribution	—	6,300
Participants' contribution	—	17,240
Total receivables	—	23,540
Total assets	2,665,437	7,807,841
Liabilities:		
Accrued administrative expenses	11,000	15,419
Net assets available for benefits	$ 2,654,437	7,792,422

See accompanying notes to audited financial statements.

HUFFY SERVICE SOLUTIONS, INC. SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

		2004	2003
Investment income (loss):			
Net appreciation in fair value of investments	$	672,793	1,131,513
Interest and dividends		90,581	108,015
Total investment income		763,374	1,239,528
Contributions:			
Employer		85,468	169,820
Participants		451,473	664,381
Total contributions		536,940	834,201
		1,300,315	2,073,729
Benefits paid to participants		6,431,461	1,098,017
Administrative expenses		6,839	18,805
		6,438,300	1,116,822
Net increase (decrease)		(5,137,985)	956,907
Net assets available for benefits:			
Beginning of year		7,792,422	6,835,515
End of year	$	2,654,437	7,792,422

See accompanying notes to audited financial statements.

(1) Description of Plan

The following description of the Huffy Service Solutions, Inc. Savings Plan, as amended and restated effective January 1, 1997 (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Huffy Service Solutions, Inc. (the Company), a subsidiary of Huffy Corporation (Plan Sponsor). Employees who have completed 90 days of service, as defined in the Plan, and have attained age 21 are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On May 23, 2004, Huffy Corporation sold the net assets on Huffy Service Solutions, Inc. and transferred all employees to NASCO Services. The termination of all active employees triggered immediate vesting of all non-vested balances. The Plan participants are now terminated vested former employees or retirees.

The Company has a Trust Agreement with Reliance Trust Company regarding the operation and management of the trust fund. The plan participants are offered ten mutual fund investment options with varying degrees of risk. The 10 investment options available under the Plan are listed below:

- American EuroPacific Growth Fund – Funds are managed for capital growth, primarily through investment in securities of issuers domiciled outside the United States.
- MFS Fixed Fund – Funds are managed for capital preservation with a relatively predictable annual return through investment in guaranteed investment contracts.
- MFS Bond Fund – Funds are managed for a high level of current income and to protect shareholders' capital through investment in corporate and governmental debt securities.
- American Balanced Fund – Funds are managed for a balance of capital growth, current income and conservation of capital through investment in a well-diversified portfolio comprised of both stocks and bonds.
- Dreyfus Basic S&P 500 Stock Fund – Funds are invested in the Standard & Poor's 500, which emphasizes stocks of large U.S. companies..
- Massachusetts Investors Trust – Funds are managed for long-term capital growth and current income through investment in income-producing equity securities.
- PIMCO Total Return Fund – Funds seek total return consistent with preservation of capital.
- MFS Mid-Cap Growth Fund - Funds are managed for long-term capital growth through investment in common stocks of companies with medium market capitalization.
- Franklin Balance Sheet Fund - Funds seek total return through investment in equity securities judged to be undervalued.
- MFS Value Fund – Funds are managed for capital appreciation and income through investment securities exceeding the return of the Standard and Poor's 500.

(b) ***Contributions***

A participant may contribute up to 50% of compensation (20% of compensation prior to July 1, 2003), not to exceed the limits established by the Internal Revenue Code of 1986 (the Code).

Prior to March 1, 2004, the Company's matching contribution was equal to 50% of the first 6% of before tax compensation contributed by each participant. The Plan also permits discretionary Company contributions, which if not allocated pursuant to the foregoing formula will be allocated in the proportion which each participant's contribution bears to all participants' contributions made since the most recent allocation. To date, no such discretionary contributions have been made under the Plan.

Effective March 1, 2004, the Plan was amended to reduce the Company's matching contribution to equal 25% of the first 6% of before tax compensation contributed by each participant. The Company also suspended cash contributions using the Company's common stock for the entire match.

Prior to July 9, 2004, participants were restricted from redirecting the match provided for in the Company's common stock until the earlier of the participant's tenth anniversary of service or age 50. As of August 23, 2004, all funds which were invested in Huffy Corporation common stock were transferred to the American Balanced Fund.

(c) ***Participant Accounts***

Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and net Plan earnings, and charged with an allocation of administrative expenses.

Investment income is reinvested in the same fund in which it was earned. Net Plan earnings are allocated to each participant's account, on a daily basis, based upon the earnings (or losses) of the particular fund or funds in which the participant's account is invested.

(d) ***Vesting***

The sale of Huffy Service Solutions, Inc. net assets and the resultant termination of all active employees triggered the immediate vesting of all non-vested participants.

Prior to the May 23, 2004 sale, participants were immediately vested in their contributions, plus actual earnings thereon. Generally, employer contributions vested over a five-year calendar period in increments of 20% per year. Participants may also become vested in employer contributions upon the attainment of age 65, death, disability or termination of the Plan.

(e) ***Benefit Payments***

Benefits under the Plan are distributable upon death, disability, retirement, or termination of employment. Upon approval by the Plan administrator, participants may also make withdrawals of voluntary employee contributions.

(f) ***Loans***

Upon approval by the Plan administrator, participants may borrow up to 50% of their vested account balance up to $50,000. All loans bear interest at 1% over the prime rate on the effective date of the loan and the interest rate is fixed for the entire repayment period.

(2) Summary of Significant Accounting Policies

(a *Basis of Presentation*

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting assuming the Plan Sponsor will continue as a going concern. On October 20, 2004, Huffy Corporation and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Ohio, Western Division. The bankruptcy cases are being jointly administered under Case No. 04-39148. Huffy Corporation and its subsidiaries continue to operate their businesses and manage their properties as debtors in possession. The financial statements and supplemental schedule do not include any adjustments that might result from the outcome of this uncertainty.

(b) Investments

Participants' loans are recorded at the unpaid principal balances of the individuals' loans which approximate fair value. All other investments are recorded at fair value based on quoted market prices from published sources. Purchases and sales of investments are recorded on a trade-date basis.

(c) Administrative Expenses

Trustee fees and other administrative expenses are paid by the Plan.

(d) Forfeitures

Forfeited nonvested accounts of participants who terminate employment are held in a separate account, which is part of the MFS Fixed Fund. These amounts are applied at the Plan Sponsor's discretion against either employer contributions or administrative expenses and trust fees. Any remaining forfeitures will be allocated to the participants' accounts in accordance with Plan provisions.

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from the estimates.

(3) Investments

Reliance Trust Company, as trustee, is responsible for the operation and management of the trust fund. Massachusetts Financial Services, Inc. (MFS) invests all contributions in the various investment fund options as directed by the individual participants.

At December 31, 2004 and 2003, the following investments were in excess of 5% of net assets available for benefits:

		December 31,	
		2004	2003
Mutual funds:			
MFS Mid-Cap Growth Fund	$	607,266	1,325,266
MFS Fixed Fund		405,359	1,005,987
American Balanced Fund		315,388	810,092
Massachusetts Investors Trust		293,774	854,575
Franklin Balance Sheet Fund		290,815	791,461
MFS Bond Fund		189,160	516,827
Dreyfus Basic S&P 500 Index Fund		189,032	N/A
Barclays Global Investors S&P 500 Stock Fund		N/A	750,354
American Europacific Growth Fund		141,676	424,787
Securities of participating employer–			
Huffy Corporation Common Stock Fund		N/A	492,880
Participant loans		106,815	449,674

Effective 12/31/04, the Dreyfus Basic S&P 500 Index Fund added as an investment option and the Barclays Global Investors S&P 500 Stock Fund was removed as an investment option.

During 2004 and 2003, Plan investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

		Year ended December 31,	
		2004	2003
Securities of participating employer	$	(417,310)	(67,218)
Mutual funds		1,090,104	1,198,731
Net change in fair value	$	672,793	1,131,513

(4) Non-participant Directed Investments

Information about the assets and significant components of the changes in assets relating to the non-participant directed investments is as follows:

		2004		2003
Net assets:				
Mutual funds	$	14,975	$	7,373
Securities of participating employer		-		492,880
Changes in net assets:				
Net appreciation (depreciation)		(417,310)		(67,218)
Dividends		353		724
Participants' contributions		22,761		35,687
Employer's contributions		71,093		128,034
Benefits paid		(125,247)		(66,627)
Interfund transfers, net		(36,135)		(85,459)
Fees paid		(793)		(2,531)

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend or discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. If the plan is terminated, all remaining net assets will be distributed to participants.

(6) Federal Income Taxes

The IRS issued its latest determination letter on September 4, 2003, which stated that the Plan and its underlying trust qualified under the applicable provisions of the Internal Revenue Code (the Code), and therefore were exempt from Federal income taxes. The Plan has been amended since receiving its determination letter. In the opinion of the Plan administrator, the Plan is currently being operated within the terms of the Plan, and in the opinion of the Plan's ERISA counsel, the Plan is designed to be and remains qualified under the applicable provisions of the Code. The Plan has completed the required compliance testing under the Internal Revenue Code, and was found to be in compliance.

(7) Plan Amendments

The following plan amendments that affected the Plan were made during 2004:

Effective March 1, 2004, the Plan Sponsor's Board of Directors elected to change the Allocation Date to mean the last day of the Plan Year, or any such date designated by the Plan Administrator.

Effective March 1, 2004, the Plan Sponsor's Board of Directors elected to decrease the Company's matching contribution from 50% to 16 2/3% of the first 6% of compensation contributed by the participant.

Effective January 1, 2004, the Plan was amended to allow Plan participation by all employees who have attained the age of 21 and have completed a period of service of at least 90 days during any eligibility year.

Effective January 1, 2004 the Plan was amended such that a Highly Compensated Employee was limited to deferrals of 6% of compensation, or a lesser amount so as to avoid the violation by the Plan of any applicable requirement of the Code or ERISA.

The following plan amendments that affected the Plan were made during 2003:

Effective January 1, 2003, the Plan Sponsor's Board of Directors elected to increase the Company's matching contribution from 33.3% to 50% of the first 6% of compensation contributed by the participant.

Effective July 1, 2003, the Plan was amended such that an employee may contribute up to 50% of compensation subject to limits established by the Internal Revenue Service.

Effective January 1, 2003, participants may obtain a loan against their account balance by contacting the Plan administrator. Prior to January 1, 2003, participants were required to obtain Plan Sponsor approval in order to obtain a loan against their account balance.

(8) Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

HUFFY SERVICE SOLUTIONS, INC. SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment		Fair value
Mutual funds:			
* MFS Mid-Cap Growth Fund	67,927 units of fund	$	607,266
* MFS Fixed Fund	405,359 units of fund		405,359
American Balanced Fund	17,522 units of fund		315,388
* Massachusetts Investors Trust	17,021 units of fund		293,774
Franklin Balance Sheet	4,992 units of fund		290,815
* MFS Bond Fund	14,374 units of fund		189,160
Dreyfus Basic S&P 500 Index Fund	7,519 units of fund		189,032
EuroPacific Growth Fund	3,976 units of fund		141,676
PIMCO Total Return Fund	5,870 units of fund		62,637
* MFS Value Fund	1,481 units of fund		34,261
Conservative Portfolio Option	1,973 units of fund		23,547
* MFS Emerging Growth Fund	179 units of fund		5,708
Total mutual funds			2,558,622
Participant loans:			
* Various plan participants	(interest rates from 5.25% to 10.5%)		106,815
		$	2,665,437

* Denotes party-in-interest